

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2013

Via E-mail
Marty Louie
Senior Vice President
Marcus & Millichap, Inc.
23975 Park Sorrento, Suite 400
Calabasas, CA 91302

> **Re:** **Marcus & Millichap, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 23, 2013**
> **File No. 333-191316**

Dear Mr. Louie:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Unaudited Pro Forma Consolidated Financial Statements, page 30

Note 1. Notes to Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2013, page 34

Footnote (A), page 34

1. Please tell us why the pro forma adjustment no longer reflects the reversal of the obligation to MMC for income taxes payable and the accrual of a liability for current income taxes payable at June 30, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or Tom Kluck, Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant

cc: Brett Cooper
        Orrick, Herrington & Sutcliffe LLP